    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 6, 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 8)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 21)

                              LOCTITE CORPORATION
                           (Name Of Subject Company)
                              HC INVESTMENTS, INC.
                                  HENKEL KGAA
                                   (Bidders)
                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                (Including Any Associated Stock Purchase Rights)
                         (Title of Class of Securities)

                                  540137 10 6
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                                DR. KARL GRUTER
                                  HENKEL KGAA
                                HENKELSTRASSE 67
                               D-40191 DUSSELDORF
                                    GERMANY
                                49-211-797-2137
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)
                         ------------------------------

                                WITH A COPY TO:

                             WILLIAM A. GROLL, ESQ.
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000
                            ------------------------

                           CALCULATION OF FILING FEE

                    TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE**
                        $1,308,117,001                                                   $261,623.40

------------------------------
 * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 21,444,541 shares of Common Stock, par value $0.01 per share, of Loctite Corporation, at $61 net in cash per share, which represents all shares represented by Loctite Corporation to be outstanding at October 31, 1996 and not owned by the bidder.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.
/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $247,389.84                         Filing Party: HC Investments, Inc.
    Form or Registration No.: 14D-1/13D/A                       Date Filed: November 6, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    HC Investments, Inc. and Henkel KGaA hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "STATEMENT") originally filed on November 6, 1996, with respect to the offer, as amended on December 5, 1996, by HC Investments, Inc. to purchase all outstanding shares of Common Stock, par value $0.01 per share, of Loctite Corporation, a Delaware corporation, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $61.00 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 8. This amendment also amends and supplements the Schedule 13D of Purchaser with respect to the Shares. Capitalized terms not defined herein have the meaning assigned thereto in the Statement.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (b) Item 1(b) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background to the Offer since November 6, 1996," "SPECIAL FACTORS -- Purpose of the Offer and the Merger," and "THE AMENDED OFFER -- Amended Terms of the Offer" of the Supplement, dated December 6, 1996 (the "SUPPLEMENT"), to the Offer to Purchase, dated November 6, 1996, a copy of which Supplement is annexed hereto as exhibit (a)(9).

    (c) Item 1(c) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "THE AMENDED OFFER -- Price Range of the Shares; Dividends" of the Supplement.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (b) Item 3(b) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background to the Offer since November 6, 1996," "SPECIAL FACTORS -- Fairness of the Offer," "SPECIAL FACTORS -- Purpose of the Offer and the Merger" and "THE AMENDED OFFER -- Certain Additional Information Concerning the Company" of the Supplement.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) Item 4(a) of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "THE AMENDED OFFER -- Source and Amount of Funds" of the Supplement.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background to the Offer Since November 6, 1996" and "SPECIAL FACTORS -- Purpose of the Offer and the Merger" of the Supplement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6 of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background to the Offer Since November 6, 1996" and "SPECIAL FACTORS -- Purpose of the Offer and the Merger" of the Supplement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Item 7 of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background to the Offer Since November 6, 1996" and "SPECIAL FACTORS -- Purpose of the Offer and the Merger" of the Supplement.

ITEM 10. ADDITIONAL INFORMATION.

    (f) Item 10(f) of the Statement is hereby amended and supplemented to incorporate by reference the Supplement in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 of the Statement is hereby amended to add the following exhibits:

    (a)(9) Supplement, dated December 6, 1996, to Offer to Purchase, dated November 6, 1996.

    (a)(10) Revised Letter of Transmittal.

    (a)(11) Revised Notice of Guaranteed Delivery.

    (a)(12) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(13) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(14) Summary Advertisement dated December 6, 1996.

    (c)(6) Agreement and Plan of Merger, dated as of December 5, 1996, between Henkel KGaA, HC Investments, Inc. and Loctite Corporation.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 6, 1996

                                HC INVESTMENTS, INC.

                                by   /s/ ERNEST G. SZOKE
                                     ------------------------------------------
                                     Name: Ernest G. Szoke
                                     Title: SECRETARY

                                HENKEL KGAA

                                by   /s/ LOTHAR STEINEBACH    /s/ PETRA
                                     HAMMERLEIN
                                     ------------------------------------------
                                     Name: Lothar Steinebach    Petra
                                     Hammerlein
                                     Title: VICE PRESIDENT         SENIOR
                                     COUNSEL

                                 EXHIBIT INDEX

   EXHIBIT
    NUMBER                                                EXHIBIT NAME
-----------  -------------------------------------------------------------------------------------------------------

    (a)(9)   Supplement, dated December 6, 1996, to Offer to Purchase, dated November 6, 1996.

   (a)(10)   Revised Letter of Transmittal.

   (a)(11)   Revised Notice of Guaranteed Delivery.

   (a)(12)   Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(13)   Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.

   (a)(14)   Summary Advertisement dated December 6, 1996.

    (c)(6)   Agreement and Plan of Merger, dated as of December 5, 1996, between Henkel KGaA, HC Investments, Inc.
             and Loctite Corporation.